Exhibit 21.01

Subsidiaries	Incorporation
Under Armour Europe B.V.	The Netherlands
Under Armour Retail, Inc.	Maryland
UA Global Sourcing Limited	Hong Kong
Under Armour International Holdings Limited	Hong Kong
Under Armour Global Limited	Republic of Cyprus

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.